Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Inc. Enters into Agreement to Acquire 100% of I-FLATZ Corporation

August 27, 2026

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, announced today that, as of August 27, 2026, it has entered into a share purchase agreement to acquire all of the issued and outstanding shares (100%) of I-FLATZ Corporation (“I-FLATZ,” headquartered in Osaka City), thereby making I-FLATZ and its wholly owned subsidiary, LAND-I Co., LTD, subsidiaries of the Company. The acquisition is expected to close in September 2026, subject to the satisfaction of customary closing conditions.

LogProstyle has developed its real estate business primarily in the greater Tokyo area, including the planning and sale of renovated condominiums. I-FLATZ has, since its founding in 2001, engaged in sales agency services for newly built condominiums in the Kansai region, centered on Osaka and Kyoto. Leveraging the developer network and market intelligence cultivated through that business, I-FLATZ has expanded into the resale of renovated pre-owned condominiums and real estate leasing, building a business foundation deeply rooted in the local community. Through this share acquisition, LogProstyle aims to gain a foothold to fully expand into the Kansai region the business model it has cultivated in the greater Tokyo area, thereby seeking to broaden its business area and revenue base. In addition, I-FLATZ’s current management team will continue to lead the business, aiming to ensure continuity of operations while pursuing synergies with LogProstyle.

Yasuyuki Nozawa, Representative Director, President and CEO of the Company, said: “I-FLATZ is a company that has built a solid track record and trust in the Kansai region. We believe that this acquisition marks an important step in expanding the business model we have refined in Tokyo into Kansai, and we are delighted to welcome I-FLATZ as part of our group. We plan to continue using M&A as a key pillar of our growth strategy aimed to enhance corporate value going forward.”

Overview of the Target Company

Name	I-FLATZ Corporation
Representative	Toshihide Suzuki, Representative Director
Address	5F Yodoyabashi Toda Building, 3-2-4 Fushimi-machi, Chuo-ku, Osaka City, Osaka
Established	May 2001
Business	A real estate company engaged in sales agency for newly built condominiums, resale of renovated pre-owned condominiums, and real estate leasing (licensed real estate broker)
Wholly owned subsidiary	LAND-I Co., LTD

Overview of the Share Acquisition

Date of share purchase agreement	August 27, 2026
Expected acquisition date (closing)	Targeted for September 2026 (There can be no assurance that the share purchase agreement will close as planned, or at all.)
Number of shares acquired / voting rights held	3,800 shares (100% ownership after acquisition)

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, the possibility that the conditions to closing may not be satisfied or waived, that the closing of the share purchase agreement may be delayed or may not be completed on the anticipated terms or at all, general economic conditions, changes in market conditions, the Company’s ability to execute its strategic initiatives, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 13, 2026. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations: ir@logprostyle.co.jp

Alphaterra Advisory：takuo.katayama@alphaterraadvisory.com